[No incoming letter submitted]




Investment Company Act of 1940 – Section 15(a) and Rule 15a-4
Investment Advisers Act of 1940 – Section 205(a)(2)

JPMorgan Chase; Bear Stearns Asset Management I
July 14, 2008

IM Ref. No. 2008731547
JP Morgan Chase/Bear Stearns Asset Management I
File No. 132-3

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Dear Mr. Cutler:

This letter replaces the letter that we issued to you on March 16, 2008 (Original Letter).[1] We are replacing the Original Letter to make minor, non-substantive changes to it.[2] This letter does not, however, alter the relief granted in the Original Letter. This letter should be deemed to be issued as of the date of the Original Letter, March 16, 2008.

You have requested that the staff provide assurances that it would not recommend enforcement action to the Commission under section 15(a) of the Investment Company Act of 1940 (Act) if Bear Stearns Asset Management or one of its affiliates that is a registered investment adviser (BSAM) acts as investment adviser to the registered investment companies for which BSAM currently acts as investment adviser or sub-adviser (Funds), notwithstanding the termination of the existing advisory contracts between the Funds and BSAM (the existing contracts), as a result of a change in control of BSAM, under the extraordinary circumstances described below.



You state that, for purposes of this request, you assume that JPMorgan Chase now controls BSAM. Upon that change in control of BSAM, the existing contracts terminated pursuant to their terms and pursuant to section 15 of the Act. You state that, within ten days after the change of control, BSAM would enter into new written contracts with the Funds, identical in their terms (except for their effective and termination dates, and any other differences in terms and conditions deemed to be immaterial by the Funds' boards

[1] JPMorgan Chase/Bear Stearns Asset Management I, IM Ref. No. 20083191214 (pub. avail. Mar. 16, 2008).

[2] This letter replaces the reference to the Dean Witter, Discover & Co.; Morgan Stanley Group Inc (pub. avail. Apr. 18, 1997) letter, in the fourth paragraph of the Original Letter (which corresponds to the fifth paragraph of this letter), with American Century Companies, Inc./J.P. Morgan & Co. Incorporated (pub. avail. Dec. 23, 1997) (ACC/JPM Letter). It also makes other minor, conforming changes, in the same paragraph.

of directors, including a majority of the non-interested directors). You state, however, that it was not reasonably practical for the Funds' boards to meet in person to approve the contracts prior to the change in control.

Based on these representations and the other representations mentioned in our telephone call earlier today, as well as the extraordinary circumstances present here, we would not recommend enforcement action to the Commission under section 15(a) of the Act if BSAM acts or serves as investment adviser or sub-adviser to the Funds after the change in control and during the following ten-day period, without prior, in-person approval of the new written contracts by the Funds' boards of directors, provided that (a) each Fund board promptly acts in a manner consistent with rule 15a-4(b)(1)(ii) under the Act and (b) the provisions of rule 15a-4(b)(2) under the Act are otherwise complied with (other than rule 15a-4(b)(2)(ii)).

In addition, this is to advise you that we believe that the interpretive position taken by the staff in the ACC/JPM Letter relating to section 205(a)(2) of the Investment Advisers Act of 1940 applies equally as well to the proposed change of control here.

This position is based solely on the facts, representations and circumstances described above, and any different facts, representations or circumstances might require a different conclusion. This response expresses the staff's position on enforcement action only and does not represent a legal conclusion regarding the matters discussed herein, or the applicability of any other federal or state law.



Douglas Scheidt
Associate Director and Chief Counsel
Division of Investment Management
U.S. Securities and Exchange Commission

END